FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


For the month of   June 30, 1997
                 -----------------------------------------
                 TURBODYNE TECHNOLOGIES INC.
-----------------------------------------------------------------
(Translation of registrant's name into English)

Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
------------------------------------------------------------------
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X      Form 40-F
                               ------              -----
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No    X
                                -----         -----
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                                ----------


                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES INC.
                                   ---------------------------
                                   Registrant


July 8, 1997                       /s/Leon E. Nowek
----------------                   -----------------------
Date                               Signature

                                   Leon E. Nowek
                                   -----------------------
                                   Name

                                   Chief Financial Officer
                                   -----------------------
                                   Title

     *Print the name and title of the signing officer under his signature

British Columbia
Securities Commission                         QUARTERLY REPORT
                                                   FORM 61

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A: FINANCIAL INFORMATION

Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

FOR THE FIRST, SECOND AND THIRD FISCAL QUARTERS:

An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

FOR THE FOURTH FISCAL QUARTER (YEAR END):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below is to be provided when not included in Schedule A.
     1.   FOR THE CURRENT FISCAL YEAR-TO-DATE:
          Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.

     2.   FOR THE QUARTER UNDER REVIEW:
          (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid.
          (b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.

     3.   AS AT THE END OF THE QUARTER:
          (a) Particulars of authorized capital and summary of shares issued and outstanding.
          (b) Summary of options. warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.
          (c) Total number of shares in escrow or subject to a pooling agreement.
          (d)  List of directors.

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:
     Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:
     (a) disclosure of and reasons for any material differences in the ACTUAL use of proceeds from the previous disclosure by the issuer regarding its INTENDED use of proceeds; and
     (b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.

FREEDOM OF INFORMATION AND PROTECTION OF PRIVACY ACT
The personal information requested on this form is collected under the authority of and used for the purpose of administering the SECURITIES ACT. Questions about the collection or use of this information can be directed to the Supervisor, Statutory Filings (604-660-4890), 1100 - 865 Hornby Street, Vancouver, British Columbia V6Z 2H4. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER           Turbodyne Technologies Inc.
FOR QUARTER ENDED        Mar 31, 1997
DATE OF REPORT           97/06/10
ISSUER'S ADDRESS         510 - 1090 West Pender Street
CITY                     Vancouver
PROVINCE                 BC
POSTAL CODE              V6E 2N7
ISSUER FAX NO.           688-8621
ISSUER TELEPHONE NO.     682-8854
CONTACT PERSON           Leon E. Nowek
CONTACT'S POSITION       Director
CONTACT TELEPHONE NO.    682-8854

CERTIFICATE
THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

DIRECTOR'S SIGNATURE               PRINT FULL NAME          DATE SIGNED

/s/ Leon E. Nowek                  Leon E. Nowek             97/06/10

DIRECTOR'S SIGNATURE               PRINT FULL NAME          DATE SIGNED

/s/ Eugene A. Hodgson              Eugene A. Hodgson         97/06/10

                          TURBODYNE TECHNOLOGIES INC.
                          --------------------------
                       CONSOLIDATED FINANCIAL STATEMENTS
                       ---------------------------------
                                MARCH 31, 1997
                                --------------
                      (Unaudited - Prepared by Management)

                          TURBODYNE TECHNOLOGIES INC.
                          --------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                           (In thousands of dollars)
                                  (unaudited)

                                          MARCH 31,   MARCH 31,
                                             1997       1996
                                          ---------   ---------
                           ASSETS
CURRENT

  Cash                                    $   2,040   $   2,212
  Accounts Receivable                        10,057          62
  Advances Receivable                           184          71
  Inventories                                 7,983           -
  Prepaid expenses and deposits               2,053         144
                                          ---------   ---------
                                             22,317       2,489
PROPERTY, PLANT AND EQUIPMENT                17,526         763
PRODUCT DEVELOPMENT COSTS                    10,415       4,618
GOODWILL                                     20,871           -
OTHER                                           356         393
                                          ---------   ---------
                                           $ 71,485   $   8,263
                                          =========   =========

                         LIABILITIES
CURRENT
   Accounts payable and accrued
      Liabilities                          $  9,504   $     295
   Notes payable                                624           9
   Current portion of long term debt          1,290          28
                                          ---------   ---------
                                             11,418         332
LONG TERM DEBT                               10,091         100
SHARE SUBSCRIPTIONS RECEIVED                      -         303
DEFERRED INCOME TAX                           1,095           -
                                          ---------   ---------
                                             22,604         735
                                          ---------   ---------

                    SHAREHOLDERS' EQUITY

SHARE CAPITAL                                33,362      10,973
SPECIAL WARRANTS                             21,928           -
DEFICIT                                      (6,591)     (3,445)
CUMULATIVE TRANSLATION ADJUSTMENT               182           -
                                          ---------   ---------
                                             48,881       7,528
                                          ---------   ---------
                                           $ 71,485   $   8,263
                                          =========   =========

                          TURBODYNE TECHNOLOGIES INC.
                          ---------------------------
               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               -------------------------------------------------
            (In thousands of dollars, except per share information)
                                  (unaudited)


                                              THREE MONTHS   THREE MONTHS
                                                  ENDED          ENDED
                                                MARCH 31,      MARCH 31,
                                                  1997           1996
                                              ------------   ------------

NET SALES                                        $  12,359        $     -
COST OF GOODS SOLD                                   9,288              -
                                               -----------     ----------
GROSS PROFIT                                         3,071              -
                                               -----------     ----------
OPERATING EXPENSES
 Advertising                                           160             10
 Bad debts                                              29              -
 Bank charges and exchange, net                        (25)            (5)
 Consulting fees                                       357             45
 Customs                                                36              -
 Depreciation                                           91              4
 Filing and transfer fees                               14             21
 Fiscal agency fees                                     68             41
 Insurance                                             128              -
 Investor relations                                    115             26
 Management fees                                         -              8
 Occupancy                                              82              8
 Office administration and sundry                      314             83
 Printing                                               41              2
 Professional fees                                     590            109
 Salaries and benefits                                 963             90
 Telephone                                              52             17
 Travel and business development                       349             83
                                               -----------     ----------
                                                     3,364            542
                                               -----------     ----------
OPERATING LOSS                                        (293)          (542)
                                               -----------     ----------
NON OPERATING ITEMS
Interest Income                                         21              -
Interest Expense                                      (208)             -
Amortization of goodwill                              (363)             -
                                               -----------     ----------
                                                      (550)             -
                                               -----------     ----------
LOSS BEFORE PROVISIONS FOR INCOME TAXES               (843)          (542)

PROVISION FOR INCOME TAX                               287              -
                                               -----------     ----------
NET LOSS FOR THE PERIOD                             (1,130)          (542)

DEFICIT, BEGINNING OF PERIOD                        (5,461)        (2,903)
                                               -----------     ----------
DEFICIT, END OF PERIOD                             $(6,591)     $  (3,445)
                                               ===========     ==========

LOSS PER SHARE                                      $(0.05)       $ (0.03)
                                               ===========     ==========

                          TURBODYNE TECHNOLOGIES INC.
                          ---------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
                           (In thousands of dollars)
                                  (unaudited)


                                              THREE MONTHS   THREE MONTHS
                                                  ENDED          ENDED
                                                MARCH 31,      MARCH 31,
                                                   1997           1996
                                               -----------     ----------
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
  Loss for the period                            $ (1,130)       $  (542)
  Add non cash items
      Amortization                                    363              -
      Depreciation                                    635              3
                                               -----------     ----------
                                                     (132)          (539)
  Change in non cash working
      capital items                                (2,682)            23
                                               -----------     ----------
                                                   (2,814)          (516)
FINANCING ACTIVITIES
  Proceeds from debt obligations                    1,187            102
  Repayment of debt obligations                      (385)          (216)
  Net borrowings under line of credit
      Arrangements                                  1,310              -
  Issue of common shares                            2,924          3,674
  Issue of special warrants                             -              -
                                               -----------     ----------
                                                    5,036          3,560
INVESTING ACTIVITIES
  Capital assets (net of depreciation
      Allocated to project development Costs)      (2,410)          (243)
  Project development costs                        (1,758)          (732)
  Other                                              (318)          (166)
                                               -----------     ----------
                                                   (4,486)        (1,141)
                                               -----------     ----------
NET (DECREASE) INCREASE IN CASH                    (2,264)         1,903
CASH, BEGINNING OF PERIOD                            4,304           309
                                               -----------     ----------

CASH, END OF PERIOD                              $  2,040       $  2,212
                                               ===========     ==========

                          TURBODYNE TECHNOLOGIES INC.
                          ---------------------------
                  CONSOLIDATED SHARE CAPITAL INFORMATION NOTE
                  -------------------------------------------
            (In thousands of dollars, except per share information)
                                  (unaudited)


3.   SHARE CAPITAL

     (a)  Authorized:
               100,000,000 Common shares without par value
               100,000,000 Class A preference shares with a par value of $10
                    (none issued)
               100,000,000 Class B preference shares with a par value of $50
                    (none issued)

Issued and Outstanding Common Shares:



                              MARCH 31,                DECEMBER 31,
                                1997                       1996
                         --------------------      ----------------------
                         Number of                 Number of
                           Shares      Amount        Shares        Amount
                         --------      ------      ---------       ------

Balance, beginning of
 the period             23,580,098   $30,438,092   16,542,121    $7,139,209

Issued for cash
 Private Placements
 (net of share issue
 costs and finder's
 fees of $ nil
 (1996 - $164,060))               -            -      469,497     2,252,467
 Exercise of Warrants       203,368    1,149,101    2,840,557     3,463,631
 Exercise of incentive
 stock options              266,100    1,121,943      651,000     2,198,170

Issued on acquisition of
subsidiary                        -           -     3,076,923    15,384,615

Allocated, not issued
on exercise of warrants      93,646      652,579            -             -
                         ----------  -----------  -----------  ------------
Balance, end of the
 Period                  24,143,212  $33,361,715   23,580,098   $30,438,092
                         ==========  ===========  ===========  ============

TURBODYNE TECHNOLOGIES INC.
CONSOLIDATED SCHEDULE OF DEFERRED PRODUCT DEVELOPMENT COSTS
MARCH 31, 1997
(UNAUDITED - PREPARED BY MANAGEMENT)
(STATED IN CDN $)


                                        Supplementary Schedule

                                        THREE MONTHS        THREE MONTHS
                                          MARCH 31,           MARCH 31,
                                            1997                1996
                                        ------------        ------------

Project consulting                       $   37,652          $   44,911
Depreciation of equipment used in
  development                                48,062              26,098
Project management fees                      20,496              20,504
Office expenses related to
  project space                              73,191              17,816
Project space rent and occupancy costs       84,433              56,368
Project development (testing, R&D,
  evaluations)                              709,221             216,757
Project staff salaries and benefits         703,915             323,906
Telephone and fax                            19,511              10,818
Travel related to product testing
  and evaluation                             14,049              13,408
                                         ----------          ----------

Deferred Product Development Costs
  for the Period                         $1,710,530          $  730,586

PRODUCT DEVELOPMENT COSTS,
  beginning of period                     8,705,373           3,885,316
                                         ----------          ----------

PRODUCT DEVELOPMENT COSTS,
  end of period                          10,415,903           4,615,902
                                         ==========          ==========

TURBODYNE TECHNOLOGIES INC.
FOR THE THREE MONTHS ENDED MARCH 31, 1997
SCHEDULE  B:  SUPPLEMENTARY INFORMATION

1    FOR THE CURRENT FISCAL YEAR-TO-DATE:

     Supplementary schedule - Consolidated Schedule of Deferred Product Development Costs

 [a] Aggregate amount of expenditures made to parties not at arm's length to issuer:

     Project management fees                      $ 20,496
     Consulting fees                              $ 62,500
     Rent (Ensenada facility)                     $ 66,600

 [b]  The following amounts are due from related parties:

     Advances receivable from directors,
     interest free and payable on demand          $160,950

2    FOR THE QUARTER UNDER REVIEW:

 (a) Summary of securities issued during the first quarter:

     Common Shares:
     -------------
                                                                 Type of
     Date    Type of issue         #       Price    Gross      consideration
     ----    -------------        ---      -----    ---------- -------------

     Jan-97  Warrants exercised  23,530    4.35    102,355.50      Cash
     Jan-97  Warrants exercised  11,765    4.35     51,177.75      Cash
     Jan-97  Options exercised    3,600    7.13     25,668.00      Cash
     Jan-97  Warrants exercised  11,764    4.35     51,173.40      Cash
     Jan-97  Warrants exercised  11,764    4.35     51,173.40      Cash
     Jan-97  Warrants exercised  11,765    4.35     51,177.75      Cash
     Feb-97  Warrants exercised  23,529    4.35    102,351.15      Cash
     Feb-97  Warrants exercised   9,523    5.35     50,948.05      Cash
     Feb-97  Options exercised   50,000    7.13    356,500.00      Cash
     Feb-97  Options exercised   80,000    1.65    132,000.00      Cash
     Feb-97  Warrants exercised   6,896    7.35     50,685.60      Cash
     Mar-97  Options exercised    3,600    7.13     25,668.00      Cash
     Mar-97  Options exercised    6,500    7.13     46,345.00      Cash
     Mar-97  Warrants exercised   7,463    6.80     50,748.40      Cash
     Mar-97  Warrants exercised   5,316    6.37     33,862.92      Cash
     Mar-97  Warrants exercised   9,524    5.35     50,953.40      Cash
     Mar-97  Warrants exercised   6,337    6.48     41,063.76      Cash
     Mar-97  Warrants exercised   3,919    6.48     25,395.12      Cash
     Mar-97  Warrants exercised   7,937    6.40     50,796.80      Cash
     Mar-97  Warrants exercised  21,708    7.01    152,173.08      Cash
     Mar-97  Options exercised    2,000    7.13     14,260.00      Cash

TURBODYNE TECHNOLOGIES INC.
FOR THE THREE MONTHS ENDED MARCH 31, 1997
SCHEDULE  B:  SUPPLEMENTARY INFORMATION

2(a) Mar-97  Options exercised    5,400    7.13     38,502.00      Cash
     Mar-97  Warrants exercised   6,897    7.35     50,692.95      Cash
     Mar-97  Warrants exercised  17,450    7.55    131,747.50      Cash
     Mar-97  Warrants exercised   6,281    8.06     50,624.86      Cash
     Mar-97  Options exercised  115,000    4.20    483,000.00      Cash
                                -------          ------------

     ISSUED                     469,468          2,271,044.39
                                -------          ------------

     Feb-97  Warrants exercised  21,092    6.48    136,676.16      Cash
     Feb-97  Warrants exercised   7,936    6.40     50,790.40      Cash
     Mar-97  Warrants exercised   7,236    7.01     50,724.36      Cash
     Mar-97  Warrants exercised  19,060    7.55    143,903.00      Cash
     Mar-97  Warrants exercised   7,462    6.80     50,741.60      Cash
     Mar-97  Warrants exercised  10,632    6.37     67,725.84      Cash
     Mar-97  Warrants exercised   7,236    7.01     50,724.36      Cash
     Mar-97  Warrants exercised   6,711    7.55     50,668.05      Cash
     Mar-97  Warrants exercised   6,281    8.06     50,624.86      Cash
                                -------          ------------

     ALLOTTED                    93,646            652,578.63
                                -------          ------------

  TOTAL ISSUED AND ALLOTTED     563,114          2,923,623.02
                                =======          ============

 (b) Summary of options granted during the quarter:

     Date                        Shares    Price       Expiry
     ----                        ------    -----       ------

     Jan-97  Options            480,000    9.85     06-Jan-99


3    AS AT THE END OF THE QUARTER:

 (a) Issued and outstanding:

     See attached Consolidated Share Capital Information Note.

 (b) Summary of warrants outstanding:

                                                    <--Exercised subsequent
                                          Exercise       to Mar 31/97-->
     #           Expiry Date                Price         #         Gross
     -           -----------              --------        -         -----

     33,333      September 3, 1997           9.50         -           -

TURBODYNE TECHNOLOGIES INC.
FOR THE THREE MONTHS ENDED MARCH 31, 1997
SCHEDULE  B:  SUPPLEMENTARY INFORMATION

3 (b) Summary of options outstanding:

                                                    <--Exercised subsequent
                                          Exercise       to Mar 31/97-->
     #           Expiry Date                Price         #         Gross
     -           -----------              --------        -         -----

     150,000     July 28, 1997              4.20        60,000     252,000
     250,000     August 17, 1997            4.75        15,000      71,250
     422,000     December 27, 1997          4.66             -           -
     432,400     February 27, 1998          7.13         1,400       9,982
     475,000     September 3, 1998          9.00             -           -
     305,000     September 12, 1998         9.00             -           -
     480,000     January 6, 1999            9.85             -           -


     Summary of Series "A" special warrants outstanding:


                                                    <--Exercised subsequent
                                          Exercise       to Mar 31/97-->
     #           Expiry Date                Price         #         Gross
     -           -----------              --------        -         -----

     4,125,000   July 2, 1997               5.50            -            -


     Summary of Series "C" special warrants outstanding:

                                                    <--Exercised subsequent
                                          Exercise       to Mar 31/97-->
     #           Expiry Date                Price         #         Gross
     -           -----------              --------        -         -----

     500,000     December 7, 1997           9.50            -            -


 c)  Total number of shares held in escrow:          4,150,000
     Total number of shares subject to pooling:          nil

(d)  List of directors:

                 Edward M. Halimi
                 Daniel Geronazzo
                 Leon E. Nowek
                 Wendell R. Anderson
                 Eugene A. Hodgson
                 Robert F. Taylor
                 Dr. S. K. Durairaj

Schedule C:  Management Discussion

First Quarter, 1997                                           May 29, 1997

For your information, enclosed are consolidated financial results for the first quarter 1997. The Company's operating results and activities are proceeding in line with its business plans.

Production of the 1500 TurboPac TM, which began late last year, continues. Distribution and sale of these units in the US has been slowed by further changes in specifications to meet consumer requirements and as requested by Grand Technologies. In Europe, initial installations on vehicles and training of technicians is proceeding with product distribution and sales to begin in the second quarter.

Development and testing programs continue for the model 2200 and 2500 TurboPacs TM targeted for the diesel bus and truck markets. Following completion of independent testing in the second quarter at Southwest Research Institute, marketing and initial production for these sectors is expected to begin in the second half of the year.

Evaluation of Turbodyne's unique blower for use in heating systems was completed earlier than expected. As recently announced acceptance of these results secured an important agreement with a large European manufacturer of energy exchangers for 200,000 units per year. Production of these smaller TurboPac TM units is expected to begin later this year.

Development and evaluation programs with OEM's are continued during the first quarter. Results achieved from these programs continue to meet design and potential customer expectations. Ongoing negotiations are expected to result in joint venture and supply agreements for use of Turbodyne's Dynacharger TM technology later this year.

The Company's Light Metals division began production of the first of several new machined parts to be manufactured for Navistar. The sales of this part are estimated to be over US $3.0 million per year through 1999. In addition, the Company is in final stages of development of several additional parts for Navistar with anticipated annual sales in excess of US $10 million per year.
It is anticipated that these parts will be in production during the fourth quarter of 1997.

The Company is very pleased to receive United Nation's Flag Technology status for its products from the United Nation's Global Technology Group. Recognizing Turbodyne technology as the only anti pollution system which simultaneously improves engine performance and fuel economy, the United Nations Group will act as an agent for Turbodyne to introduce the technology on a world wide basis and assist the Company in its programs in South and Central America and Eastern Europe.

The Company was pleased to commence trading on the NASDAQ system in March, to better serve its growing number of United States investors.